

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Kenneth A. Brause
Chief Financial Officer
Burford Capital Limited
Oak House
Hirzel Street
St. Peter Port GY1 2NP
Guernsey

> **Re: Burford Capital Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 24, 2021 and Amended March 29, 2022**
> **Form 6-K Dated September 9, 2021**
> **Filed September 9, 2021 and Amended April 7, 2022**
> **Form 6-K Dated December 22, 2021**
> **Filed December 22, 2021**
> **File No. 001-39511**

Dear Mr. Brause:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance